

RECEIVED

2006 JUL 10 P 4:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE



06015023

SUPPL

24 June 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

Dear Sirs United Overseas Land Ltd

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 24 June 2006 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/pc

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	UOL GROUP LIMITED
Company Registration No.	196300438C
Announcement submitted on behalf of	UOL GROUP LIMITED
Announcement is submitted with respect to *	UOL GROUP LIMITED
Announcement is submitted by *	Gwee Lian Kheng
Designation *	Director
Date & Time of Broadcast	24-Jun-2006 17:40:09
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	MANDATORY UNCONDITIONAL OFFER FOR HOTEL NEGARA LIMITED
Description	
Attachments:	UOL24062006.pdf Total size = **116K** (2048K size limit recommended)

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MANDATORY UNCONDITIONAL OFFER

by

UOB ASIA LIMITED
(Company Registration No. 197201862K)

for and on behalf of

UOL GROUP LIMITED
(Company Registration No. 196300438C)

for

HOTEL NEGARA LIMITED
(Company Registration No. 196800074H)

1. Introduction

UOB Asia Limited ("**UOBA**"), for and on behalf of UOL Group Limited ("**UOL**" or the "**Offeror**"), wishes to announce that the Offeror has today agreed to purchase ordinary shares in the capital of Hotel Negara Limited ("**HNL**") ("**HNL Shares**"), comprising (a) 1,148,257 HNL Shares from United Overseas Bank Limited ("**UOB**"); (b) 7,757,878 HNL Shares from Overseas Union Holdings Private Limited ("**OUH**"); (c) 905,086 HNL Shares from Overseas Union Insurance Limited ("**OUI**"); and (d) 1,558,039 HNL Shares from Overseas Union Facilities (Pte.) Limited ("**OUF**"), pursuant to a sale and purchase agreement dated 24 June 2006 (the "**Sale and Purchase Agreement**") between UOL, as purchaser and UOB, OUH, OUI and OUF, as vendors. The 11,369,260 HNL Shares to be acquired by UOL (the "**Acquisition**") represent in aggregate approximately 54.5% of the total number of issued HNL Shares[1].

The aggregate consideration of the Acquisition is S$73,331,727 (based on **S$6.45 per HNL Share**) and is arrived at on a willing buyer and willing seller basis taking into account, amongst others, the prevailing market price of the HNL Shares and that the Acquisition represents a controlling stake in HNL. The consideration of S$6.45 per HNL Share represents a premium of approximately 20.6% over the last transacted price of S$5.35 per HNL Share on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") on 23 June 2006, being the latest trading date prior to this Announcement. The total consideration has been paid in cash and is financed from bank borrowings.

2. The Offer

In accordance with Rule 14 of The Singapore Code on Take-overs and Mergers ("**Code**"), and subject to the terms and conditions set out in the offer document to be issued by or on behalf of UOL (the "**Offer Document**"), the Offeror will make a mandatory unconditional cash offer (the "**Offer**") for all the remaining HNL Shares not already owned, controlled or agreed to be acquired by the Offeror ("**Offer Shares**") on the following basis:

For each Offer Share : S$6.45 in cash ("Offer Price")

---

[1] In this Announcement, references to the total number of issued HNL Shares are based on 20,875,937 HNL Shares as at 23 June 2006.

The Offer Shares are to be acquired (a) fully-paid, (b) free from all liens, equities, mortgages, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever, and (c) together with all rights, benefits and entitlements attached thereto as at the date hereof and hereafter attaching thereto (including all voting rights and the right to receive and retain all dividends and other distributions (if any) which may be announced, declared, paid or made thereon by HNL on or after the date of this Announcement together with all interest accrued thereon). If any dividend, other distribution or return of capital is declared, made or paid on or after the date of this Announcement, the Offeror reserves the right to reduce the Offer Price by the amount of such dividend, distribution or return of capital.

3. Conditions

The Offer is unconditional in all respects.

4. Information on the Offeror

The Offeror and its subsidiaries (the "**Group**") are one of Singapore's largest property companies. The Group has a track record of developing high quality commercial and residential properties in prime locations both in Singapore and overseas. It also has interests in hotel ownership and management through its 77.7% owned subsidiary, Hotel Plaza Limited, which is listed on the SGX-ST.

The Group's commercial properties in Singapore include Odeon Towers, UOL Building (presently under redevelopment), United Square, Faber House, Novena Square, Central Plaza and The Plaza. The Group also owns the following hotels: Plaza Parkroyal, Grand Plaza Parkroyal and New Park Hotel in Singapore; Grand Plaza Parkroyal Kuala Lumpur and Grand Plaza Parkroyal Penang in Malaysia; Crowne Plaza Darling Harbour, Crowne Plaza Parramatta and Sheraton Perth Hotel in Australia; Novotel Garden Plaza Saigon and Hotel Sofitel Plaza Hanoi in Vietnam; Grand Plaza Parkroyal Hotel, Yangon in Myanmar; Sheraton Suzhou Hotel & Towers and Sofitel Plaza Xiamen in China.

5. Information on HNL

HNL is an hotelier which is listed on the SGX-ST. HNL was incorporated as a private company on 14 March 1968. It converted to a public company on 14 February 1969. In 1998, HNL changed its trade name to Meritus Negara Singapore.

The hotel commenced business on 25 June 1969. In 1991, HNL entered into a redevelopment programme. Redevelopment of the hotel was completed in the second half of 1995 and full hotel operations resumed thereafter.

6. Rationale for the Acquisition and the Offer

The Acquisition is in line with the Offeror's principal business activities in hotel and property ownership, development and management. Following the completion of the Acquisition, the Offeror will become the controlling shareholder of HNL.

The Offer is made by the Offeror to comply with the requirements of the Code.

7. Compulsory Acquisition and Listing Status

If pursuant to the Offer, the Offeror receives acceptances representing not less than 90% of the HNL Shares (other than those already held by the Offeror, its related corporations or their respective nominees as at the date of the Offer), the Offeror intends to exercise its rights of compulsory acquisition under section 215(1) of the Companies Act (Chapter 50 of Singapore).

Under Rule 724 of the listing manual (the "**Listing Manual**") of the SGX-ST, if the percentage of the HNL Shares held in public hands falls below 10%, HNL must, as soon as possible, announce that fact and the SGX-ST may suspend trading of all the HNL Shares.

Rule 725 of the Listing Manual states that the SGX-ST may allow HNL a period of three (3) months, or such longer period as the SGX-ST may agree, to raise the percentage of the HNL Shares held in public hands to at least 10%, failing which HNL may be de-listed.

Depending on the outcome of the Offer, the Offeror may consider the possibility of a delisting of HNL on the SGX-ST.

8. Benchmarking the Offer

The Offer Price of S$6.45 for each Offer Share represents:

(a) a premium of approximately 20.6% over the last transacted price of S$5.35 per HNL Share on the SGX-ST on 23 June 2006, being the latest trading date prior to this Announcement;

(b) a premium of approximately 32.2% over the average of the last transacted prices of HNL Shares on the SGX-ST of S$4.8786 over the last one (1) month prior to but including 23 June 2006 being the latest trading date prior to this Announcement;

(c) a premium of approximately 39.5% over the average of the last transacted prices of HNL Shares on the SGX-ST of S$4.6227 over the last three (3) months prior to but including 23 June 2006 being the latest trading date prior to this Announcement; and

(d) a premium of approximately 52.1% over the average of the last transacted prices of HNL Shares on the SGX-ST of S$4.2395 over the last six (6) months prior to but including 23 June 2006, being the latest trading date prior to this Announcement.

9. Financial Effects

The proforma financial effects of the Acquisition on UOL's consolidated Net Tangible Assets ("**NTA**") and consolidated Earnings Per Share ("**EPS**") are set out below, and have been prepared on the basis that the Acquisition had taken place:

(a) for the purpose of the balance sheet, on 31 December 2005, being the date to which the latest full year audited financial statements of UOL were made up; and

(b) for the purpose of the profit and loss account, 1 January 2005, being the start of the latest audited financial year.

The proforma financial effects of the Acquisition on the consolidated NTA and consolidated EPS of UOL which are prepared assuming that HNL is a subsidiary of UOL, are purely for

illustrative purposes only. The financial effects stated below are neither indicative of the actual financial effects of the Acquisition on the consolidated NTA and consolidated EPS of UOL, nor are they indicative of the financial performance of UOL for the financial year ended 31 December 2005.

The proforma financial effects are prepared based on the audited financial statements of UOL for the financial year ended 31 December 2005 and the audited financial statements of HNL for the financial year ended 31 December 2005, being the latest publicly available full year results of these companies.

The proforma computation has not taken into account the tax effects in respect of the Acquisition and the deferred tax liabilities arising from business combination.

(i) NTA

For illustrative purposes, assuming that UOL acquired 54.5% of the total number of issued HNL Shares pursuant to the Acquisition and the acquisition had been completed on or before 31 December 2005, the NTA per share of UOL as at 31 December 2005 would have decreased from S$2.96 to S$2.92.

For illustrative purposes, assuming that UOL acquired 100% of the total number of issued HNL Shares and the acquisition had been completed on or before 31 December 2005, the NTA per share of UOL as at 31 December 2005 would have decreased from S$2.96 to S$2.89.

(ii) EPS

For illustrative purposes, assuming that UOL acquired 54.5% of the total number of issued HNL Shares pursuant to the Acquisition and the acquisition had been completed at the beginning of the financial year ended 31 December 2005, the EPS of UOL for the financial year ended 31 December 2005 would have decreased from 12.62 cents to 12.41 cents (for both basic and diluted EPS).

For illustrative purposes, assuming that UOL acquired 100% of the total number of issued HNL Shares and the acquisition had been completed at the beginning of the financial year ended 31 December 2005, the EPS of UOL for the financial year ended 31 December 2005 would have decreased from 12.62 cents to 12.23 cents (for both basic and diluted EPS).

10. Relative Figures

(a) Net profits test

The relative figures that were computed on the basis set out in Rule 1006(b) of the Listing Manual are as set out below:

For illustrative purposes, assuming that UOL acquired 100% of the total number of issued HNL Shares, based on the audited consolidated financial statements of UOL for the year ended 31 December 2005 and the audited consolidated financial statements of HNL for the year ended 31 December 2005, the net profit before income tax, minority interests and extraordinary items ("**Net Profit**") attributable to such assets acquired by UOL for the twelve (12) months ended 31 December 2005 is S$1,800,000 and constitutes approximately 1.2% of the Net Profit of UOL.

(b) Market capitalisation test

The relative figures that were computed on the basis set out in Rule 1006(c) of the Listing Manual are as set out below:

For illustrative purposes, assuming that UOL acquired 100% of the total number of issued HNL Shares, the aggregate consideration for the acquisition of approximately S$134.65 million constitutes approximately 6.1% of the market capitalisation of UOL of approximately S$2.21 billion, based on the weighted average price of the shares of UOL transacted on 23 June 2006, being the last market day preceding the date of the Sale and Purchase Agreement.

The relative figures in Rule 1006(a) and Rule 1006(d) of the Listing Manual are not applicable.

11. Disclosures of Shareholdings and Dealings

As at the date hereof, (a) the Offeror, its directors and its wholly-owned subsidiaries and (b) UOBA own, control or have agreed to acquire an aggregate of 11,369,260 HNL Shares, representing approximately 54.5% of the total number of issued HNL Shares.

Save for the Acquisition and as disclosed above, none of the Offeror, its directors, its wholly-owned subsidiaries and UOBA (i) owns, controls or has agreed to acquire HNL Shares as at the date hereof, (ii) has dealt for value any HNL Shares during the six-month period immediately preceding the date of this Announcement or (iii) has received any irrevocable undertaking from any party to accept or reject the Offer, as at the date of this Announcement.

In the interests of confidentiality, the Offeror has not made enquiries in respect of certain other parties who are or may be deemed to be acting in concert with it in connection with the Offer. Similarly, UOBA has also not made any enquiries in respect of other members of the UOB group. Further enquiries will be made of such persons and the relevant disclosures, if any, will be made in due course subsequently and in the Offer Document.

12. Interests of Directors and Controlling Shareholders in the Acquisition

Mr Wee Cho Yaw, who is a director and controlling shareholder of UOL, is also a director and controlling shareholder of UOB. Mr Wee Ee Cheong, who is a controlling shareholder of UOL, is also a director and controlling shareholder of UOB.

Mr Gwee Lian Kheng, a director of UOL, is also a director of HNL.

Save as disclosed above and save for the interests of the directors and controlling shareholders of UOL in the Acquisition by virtue of their directorships and/or shareholdings in UOL (as the case may be) and as disclosed above, none of the directors or the controlling shareholders of UOL is interested in the Acquisition.

13. Overseas Shareholders

This Announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this Announcement in any jurisdiction in contravention of applicable law. The Offer will be made solely by the Offer Document and the forms of acceptance accompanying the Offer

Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The release, publication or distribution of this Announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this Announcement is released, published or distributed should inform themselves about and observe such restrictions.

Copies of this Announcement and any formal documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where the making of or the acceptance of the Offer would violate the law of that jurisdiction ("**Restricted Jurisdiction**") and will not be capable of acceptance by any such use, instrumentality or facility within any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

The Offer (unless otherwise determined by the Offeror and permitted by applicable law and regulation) will not be made, directly or indirectly, in or into, or by the use of mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities.

The ability of Shareholders who are not resident in Singapore to accept the Offer may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in Singapore should inform themselves of, and observe, any applicable requirements.

14. Confirmation of Financial Resources

UOBA, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy the aggregate consideration of the Offer.

15. Offer Document

The formal Offer Document setting out the terms and conditions of the Offer and enclosing a Form of Acceptance and Authorisation and/or a Form of Acceptance and Transfer will be despatched to holders of Offer Shares not earlier than 14 days and not later than 21 days from the date of this Announcement.

Shareholders are advised to exercise caution when dealing in the HNL Shares.

16. Document for Inspection

A copy of the Sale and Purchase Agreement is available for inspection at UOL's registered office at 101 Thomson Road, #33-00 United Square, Singapore 307591 during UOL's business hours for three (3) months from the date of this Announcement.

17. <u>Responsibility Statement</u>

The Directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) has taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement.

Where any information has been extracted from published or otherwise publicly available sources or obtained from HNL, the sole responsibility of the Directors of the Offeror has been to ensure that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

The Directors of the Offeror jointly and severally accept responsibility accordingly.

Issued by
UOB ASIA LIMITED
for and on behalf of
UOL GROUP LIMITED

24 June 2006

Forward-Looking Statements

All statements other than statements of historical facts included in this Announcement are or may be forward looking statements. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect the Offeror's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither the Offeror nor UOBA undertakes any obligation to update publicly or revise any forward-looking statements.